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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE TO/A

             Tender Offer Statement under Section 14(d)1 or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                 Amendment No. 3

                         Wesley Jessen VisionCare, Inc.
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                            (Name of Subject Company)

                             Dylan Acquisition Inc.
                           Bausch & Lomb Incorporated
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                        (Name of Filing Person - Offeror)

                     Common Stock, Par Value $0.01 Per Share
                         Preferred Share Purchase Rights
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                         (Title of Class of Securities)

                                    951018100
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                      (CUSIP Number of Class of Securities)

                                Robert B. Stiles
                    Senior Vice President and General Counsel
                           Bausch & Lomb Incorporated
                             One Bausch & Lomb Place
                         Rochester, New York 14604-2701
                            Telephone: (716) 338-6000
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           (Name, Address and Telephone Number of Person Authorized to
         Receive Notices and Communications on Behalf of Filing Persons)

                                    Copy to:

                              Steven A. Cohen, Esq.
                         Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York 10019
                            Telephone: (212) 403-1000
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

                            CALCULATION OF FILING FEE

           Transaction Valuation*                         Amount of Filing Fee

                $691,664,108                                    $138,333

* Based on the offer to purchase all of the outstanding shares of common stock of Wesley Jessen at a purchase price of $34.00 cash per share, 18,175,585 shares issued and outstanding, less 555,498 treasury shares, and outstanding options with respect to 2,722,975 shares, in each case as of March 17, 2000.

[x] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid:  $138,333

      Form or Registration No.:  Schedule TO

      Filing Party:  Bausch & Lomb Incorporated

      Date Filed:  April 3, 2000

Check the appropriate boxes below to designate any transactions to which the statement relates:

   [X]      third-party tender offer subject to Rule 14d-1.

   [ ]      issuer tender offer subject to Rule 13e-4.

   [ ]      going-private transaction subject to Rule 13e-3.

   [ ]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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            This Amendment No. 3 amends and supplements the Tender Offer
Statement on Schedule TO, as amended, originally filed with the Securities and Exchange Commission (the "Commission") on April 3, 2000 (as previously amended and supplemented, the "Schedule TO") by Bausch & Lomb Incorporated, a New York corporation ("Bausch & Lomb"), and Dylan Acquisition Inc., a New York corporation and a wholly-owned subsidiary of Bausch & Lomb (the "Purchaser"). The Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share, including associated preferred share purchase rights (together, the "Shares"), of Wesley Jessen VisionCare, Inc., a Delaware corporation ("Wesley Jessen"), at $34.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 3, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal, which, as previously, hereby or hereafter amended or supplemented, together constitute the Offer. Copies of the Offer to Purchase and the related Letter of Transmittal are filed with the Schedule TO as Exhibits (a)(1) and (a)(2), respectively. Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Offer to Purchase and the Schedule TO.

ITEM 5.     Past Contracts, Transactions, Negotiations and Agreements.

            Section 10 ("Background of the Offer; Contacts with Wesley Jessen") of the Offer to Purchase is hereby amended by adding the following to the end of such Section:

On April 25, 2000, Mr. Carpenter sent the following letter to Mr. Ryan:


April 25, 2000


Mr. Kevin Ryan
Chairman, President and Chief Executive Officer
Wesley Jessen VisionCare, Inc.
333 East Howard Avenue
Des Plaines, IL  60018-5903


Dear Kevin:

We note the announcement yesterday that Wesley Jessen has commenced discussions with a third party relating to a possible "transaction", and the related comment of the CFO of Ocular Sciences, Inc. that Ocular Sciences is working with Wesley Jessen to find a white knight to implement the proposed merger with Ocular Sciences.

Under the procedures Wesley Jessen established two weeks ago, we have conducted due diligence. We had been told by Wesley Jessen's advisors to submit our best and final offer, along with a merger agreement we would be prepared to sign. We have attempted to follow this process, only now to learn that there is apparently no firm date for submission of best and final offers, and that instead Wesley Jessen is "in discussions" with another party. The vagueness of this announcement makes us wonder what order there is to this process. The Ocular Sciences CFO's comment raises questions as to whose stockholders are benefiting from these third party discussions.

We stand ready to submit our best and final offer. In the interest of your stockholders, we call upon the Wesley Jessen board of directors to establish and adhere to an orderly timetable and procedures in which Wesley Jessen commits to require all interested parties to complete due diligence and to submit final offers by a date certain, and apply such procedures in an even-handed manner to all interested parties.

At the same time, we call upon the Wesley Jessen board of directors to maintain the status quo and not take any actions that would reduce stockholder value. We understand that Wesley Jessen may be considering further actions, such as adopting enhanced severance plans (like the draft golden parachute plan presented to us during due diligence, with a stated cost of approximately $50 million or $3 per share, a plan which we understand the Wesley Jessen Board has not yet acted upon). Any such actions, or any new break-up fees agreed to in connection with a transaction, will increase our cost to acquire control of Wesley Jessen and will directly and negatively affect the amount Bausch & Lomb can pay Wesley Jessen stockholders for their shares. It is incumbent on the Wesley Jessen Board to ensure that dollars go to Wesley Jessen stockholders and not to transaction costs.

Feel free to contact me if you would like to discuss this matter. We look forward to hearing from you.

Sincerely,


William M. Carpenter

ITEM 11.    Additional Information.

            The following is hereby added to the end of the subsection entitled "Antitrust" under Section 15 ("Legal Matters; Required Regulatory Approvals") of the Offer to Purchase:

            Bausch & Lomb filed a Premerger Notification and Report Form under the HSR Act with the Federal Trade Commission and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on April 18, 2000.

                                    SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 25, 2000

                                    DYLAN ACQUISITION INC.


                                    By:  /s/  Robert B. Stiles
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                                         Name:  Robert B. Stiles
                                         Title: Vice President and Secretary


                                    BAUSCH & LOMB INCORPORATED


                                    By:  /s/  Robert B. Stiles
                                         ----------------------------------
                                         Name:  Robert B. Stiles
                                         Title: Senior Vice President and
                                                General Counsel

                                  EXHIBIT INDEX


*(a)(1)             Offer to Purchase, dated April 3, 2000.

*(a)(2)             Form of Letter of Transmittal.

*(a)(3)             Form of Notice of Guaranteed Delivery.

*(a)(4)             Form of Letter to Brokers, Dealers, Commercial Banks,
                       Trust Companies and Other Nominees.

*(a)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

*(a)(6)             Guidelines for Certification of Taxpayer Identification
                         Number on Substitute Form W-9.

*(a)(7)             Form of summary advertisement, dated April 3, 2000.

*(a)(8)             Text of press release issued by Bausch & Lomb, dated
                    April 3, 2000

*(a)(9) Complaint filed by Bausch & Lomb filed in the Court of Chancery of the State of Delaware on April 3, 2000

*(a)(10) Confidentiality Agreement between Wesley Jessen VisionCare, Inc. and Bausch & Lomb Incorporated, dated as of April 11, 2000

(d)                 None.

(g)                 None.

(h)                 Not applicable

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* Previously filed.
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